

March 24, 2022

Corrado De Gasperis
Chief Executive Officer
Comstock Mining, Inc.
117 American Flat Road
Virginia City, NV 89440

> **Re: Comstock Mining, Inc.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed March 10, 2021**
> **File No. 001-35200**

Dear Mr. De Gasperis:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation